                                                               FILED PURSUANT TO
                                                                  RULE 424(B)(3)
                                                              FILE NO: 333-32099


                   WELLS REAL ESTATE INVESTMENT TRUST, INC.
          SUPPLEMENT NO. 9 DATED SEPTEMBER 1, 1999 TO THE PROSPECTUS
                            DATED JANUARY 30, 1998


          This document supplements, and should be read in conjunction with, the Prospectus of Wells Real Estate Investment Trust, Inc. dated January 30, 1998, as supplemented and amended by Supplement No. 1 dated April 20, 1998, Supplement No. 2 dated June 30, 1998, Supplement No. 3 dated August 12, 1998, Supplement No. 6 dated January 15, 1999, Supplement No. 7 dated April 15, 1999 and Supplement No. 8 dated June 15, 1999 (collectively, the "Prospectus"). Supplement No. 6 included the information in and superseded Supplement No. 4 dated November 1, 1998 and Supplement No. 5 dated December 14, 1998. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as set forth in the Prospectus.

          The purpose of this Supplement is to describe the following:

          (i) The status of the offering of shares of common stock in Wells Real Estate Investment Trust, Inc. (the "Company");

          (ii)    Revisions to the "Management" section of the Prospectus;

          (iii) Revisions to "The Advisor and the Advisory Agreement" section of the Prospectus;

          (iv) Revisions to the "Distribution Policy" section of the Prospectus;

          (v) The Joint Venture Partnership Agreement entered into among Wells Operating Partnership, L.P. ("Wells OP"), Wells Real Estate Fund XI, L.P. ("Wells Fund XI") and Wells Real Estate Fund XII, L.P. ("Wells Fund XII");

          (vi) The acquisition of an interest in an office building in Johnson County, Kansas (the "Sprint Building");

          (vii) The acquisition of land in Richmond, Virginia by Wells OP and the approximately 100,000 square foot office building to be developed thereon (the "ABB Richmond Project")

          (viii) The acquisition of an interest in a manufacturing and office building in Chester County, Pennsylvania (the "Johnson Matthey Building");

          (ix)     The status of the Matsushita Project;

          (x) Revisions to the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section of the Prospectus; and

          (xi) Financial statements relating to the Sprint Building, the Johnson Matthey Building and unaudited pro forma financial statements of the Company.

Status of the Offering

          Pursuant to the Prospectus, the offering of shares in the Company commenced on January 30, 1998. The Company commenced operations on June 5, 1998, upon the acceptance of subscriptions for the minimum offering of $1,250,000 (125,000 Shares). As of August 20, 1999, the Company had raised a total of $100,757,650 in offering proceeds (10,075,765 Shares).

Management

          Directors and Executive Officers

          Brian M. Conlon is no longer acting as an executive officer of the Company, or as Vice President of Wells Real Estate Funds, Inc., Wells Capital, Inc. (the "Advisor"), Wells Investment Securities, Inc. (the "Dealer Manager")
or Wells Development Corporation.   Although the express terms of his severance
package have not been agreed to as of the date of this Supplement and he has not actually resigned from these positions, the Board of Directors of the Company has elected Douglas P. Williams, age 49, as successor Executive Vice President, Secretary and Treasurer of the Company effective as of July 30, 1999.

          Douglas P. Williams, who was elected as Executive Vice President, Secretary and Treasurer of the Company on July 30, 1999, served as Vice President, Controller of OneSource, Inc., a leading supplier of janitorial and landscape services, from 1996 to 1999 where he was responsible for corporate-wide accounting activities and financial analysis. Mr. Williams was employed by ECC International Inc. ("ECC"), a supplier to the paper industry and to the paint, rubber and plastic industries, from 1982 to 1995. While at ECC, Mr. Williams served in a number of key accounting positions, including Corporate Accounting Manager, U.S. Operations, Division Controller, Americas Region and Corporate Controller, America/Pacific Division. Prior to joining ECC and for one year after leaving ECC, Mr. Williams was employed by Lithonia Lighting, a manufacturer of lighting fixtures, as a Cost and General Accounting Manager and Director of Planning and Control. Mr. Williams started his professional career as an auditor for KPMG Peat Marwick LLP.

          Mr. Williams is a member of the American Institute of Certified Public Accountants and the Georgia Society of Certified Public Accountants. Mr. Williams received a bachelor of arts degree from Dartmouth College and a Masters of Business Administration degree from the Amos Tuck School of Graduate Business Administration at Dartmouth College.

The Advisor and the Advisory Agreement

          The Advisor

          As set forth above, Brian M. Conlon is no longer acting as an executive officer of the Advisor. The Board of Directors of the Advisor has elected Douglas P. Williams and Stephen G. Franklin as successor Senior Vice Presidents of the Advisor effective as of July 30, 1999. In addition, Mr. Williams was elected as successor Assistant Secretary of the Advisor. The background of Douglas P. Williams is described above.

          Stephen G. Franklin, Ph.D. most recently served as President of Global Access Learning, an international executive education and management development firm. From 1997 to 1999, Dr.

Franklin served as President, Chief Academic Officer and Director of EduTrek International, a publicly traded provider of international post-secondary education that owns the American InterContinental University, with campuses in Atlanta, Ft. Lauderdale, Los Angeles, Washington, D.C., London and Dubai. While at EduTrek, he was instrumental in developing the Masters and Bachelors of Information Technology, International MBA and Adult Evening BBA programs. Prior to joining EduTrek, Dr. Franklin was Associate Dean of the Goizueta Business School at Emory University and a former tenured Associate Professor of Business Administration. He served on the founding Executive MBA faculty, and has taught graduate, undergraduate and executive courses in Management and Organizational Behavior, Human Resources Management and Entrepreneurship. He is also co-founder and Director of the Center for Healthcare Leadership in the Emory University School of Medicine. Dr. Franklin was a frequent guest lecturer at universities throughout North America, Europe and South Africa.

          In 1984, Dr. Franklin took a sabbatical from Emory University and became Executive Vice President and a principal shareholder of Financial Service Corporation ("FSC"), an independent financial planning broker-dealer. Dr. Franklin and the other shareholders of FSC later sold their interests in FSC to Mutual of New York Life Insurance Company.

Distribution Policy

          The information contained on page 45 in the "Distribution Policy" section of the Prospectus is revised as of the date of this Supplement by the deletion of the second paragraph of that section and the insertion of the following paragraph in lieu thereof:

          Dividends will be paid on a quarterly basis regardless of the frequency with which distributions are declared. Dividends will be paid to investors who are stockholders as of the record dates selected by the directors. The Company intends to calculate quarterly dividends based upon daily record and dividend declaration dates with the result that investors will be entitled to be paid dividends immediately upon their purchase of shares. Generally, income distributed to stockholders will not be taxable to the Company under federal income tax laws if the Company distributes at least 95% of its annual taxable income. If Cash Available for Distribution is insufficient to pay such distributions, the Company may obtain the necessary funds by borrowing, issuing new securities, or selling assets. These methods of obtaining funds could affect future distributions by increasing operating costs. To the extent that distributions to stockholders exceed the Company's current and accumulated earnings and profits, such amounts will constitute a return of capital for federal income tax purposes, although such distributions will not reduce stockholders' aggregate Invested Capital.

The Wells Fund XI - Fund XII - REIT Joint Venture

          On May 1, 1999, Wells OP and Wells Fund XI entered into a Joint Venture Partnership Agreement (the "Joint Venture Agreement") for the purpose of acquiring, owning, leasing, operating and managing real properties. On June 21, 1999, the Joint Venture Agreement was amended to admit Wells Real Estate Fund XII, L.P. ("Wells Fund XII") as a joint venture partner. The joint venture partnership is known as The Wells Fund XI - Fund XII - REIT Joint Venture (the "XI-XII-REIT Joint Venture"). As of August 20, 1999, Wells OP had contributed $12,193,732 and held an equity percentage interest in the joint venture of 53.67%; Wells Fund XI had contributed $8,024,797 and held an equity percentage interest in the joint venture of 35.32%; and Wells Fund XII had contributed $2,500,000 and held an equity percentage interest in the joint venture of 11.01%. All income, loss, profit, net cash flow, resale gain and sale proceeds of the XI-XII-REIT Joint Venture are allocated and distributed between Wells OP, Wells Fund XI and Wells Fund XII based upon their respective capital contributions to the joint venture.

          Wells OP is acting as the initial Administrative Venturer of the XI-XII-REIT Joint Venture and, as such, is responsible for establishing policies and operating procedures with respect to the business and affairs of the joint venture. However, approval of Wells Fund XI and Wells Fund XII will be required for any major decision or any action which materially affects such joint venture or its real properties.

The Sprint Building

Purchase of the Sprint Building.  On July 2, 1999, the XI-XII-REIT Joint Venture
-------------------------------
acquired a three-story office building containing approximately 68,900 rentable square feet located in Leawood, Johnson County, Kansas (the "Sprint Building") from Bridge Information Systems America, Inc. ("Bridge"), pursuant to that certain Agreement for the Purchase and Sale of Property between Bridge and Wells Capital, Inc., the Advisor. Bridge is not in any way affiliated with the Company or its Advisor.

          The rights under the agreement were assigned by Wells Capital, Inc, the original purchaser under the agreement, to the XI-XII-REIT Joint Venture at closing. The purchase price paid for the Sprint Building was $9,500,000. The joint venture also incurred additional acquisition expenses in connection with the purchase of the Sprint Building, including attorneys' fees, recording fees and other closing costs, of approximately $46,210.

          Wells OP contributed $5,546,210, Wells Fund XI contributed $3,000,000 and Wells Fund XII contributed $1,000,000 to the XI-XII-REIT Joint Venture for their respective share of the acquisition costs for the Sprint Building.

Description of the Building and the Site.  The Sprint Building is a three-story
----------------------------------------
office building containing approximately 68,900 rentable square feet. The Sprint Building, which was completed in 1992, is a steel frame structure with a pre-cast concrete panel exterior.

          An independent appraisal of the Sprint Building was prepared by CB Richard Ellis, Inc., real estate appraisers, as of June 14, 1999, pursuant to which the market value of the land and the leased fee interest subject to the Sprint lease (described below) was estimated to be $10,100,000, in cash or terms equivalent to cash. This value estimate was based upon a number of assumptions, including that the Sprint Building will continue operating at a stabilized level with Sprint Communications Company L.P. ("Sprint") occupying 100% of the rentable area, and is not necessarily an accurate reflection of the fair market value of the property. The XI-XII-REIT Joint Venture also obtained an environmental report prior to closing evidencing that the environmental condition of the land and the Sprint Building were satisfactory.

Location of the Sprint Building.  The Sprint Building is located approximately
-------------------------------
three miles south of the Kansas City Central Business District within the city limits of Leawood and is adjacent to the Leawood Country Club near the affluent Overland Park suburb of Kansas City. The location is within walking distance to Ward Parkway Mall and offers convenient access to downtown Kansas City and I-435, the interstate loop around Kansas City. Hewlett Packard and John Deere are among the corporations located within the immediate vicinity of the Sprint Building.

          The site is a 7.12 acre tract of land located in Leawood, Johnson County, Kansas. The majority of the neighborhood consists of older single and multiple family residential properties built in the late 1930s and 1940s. There are hotel and office buildings sparsely located throughout the area. Commercial development is located east, south and west of the site with park land to the north.

          Kansas City is situated within 250 miles of both the geographic and population centers of the United States. The ten county Kansas City metropolitan area covers more than 5,000 square miles and includes more than 100 municipalities located in two states.

          The metropolitan Kansas City area is a production and service center for the midwest. With a General Motors and a Ford assembly plant located within the area, Kansas City is the nation's third largest producer of automobiles.
The area is also home to U.S. Sprint, Hallmark Cards, Marion Laboratories, Farmland Industries, Interstate Bakeries and United Telecommunications. It is also one of 12 regional centers for the federal government, serving as a focus for many Missouri and Kansas state agencies, public and private health and educational services, and midwestern financial, insurance, and real estate interests.

The Lease.  The entire 68,900  rentable square feet of the Sprint Building is
---------
currently under a net Lease Agreement with Sprint dated February 14, 1997. The landlord's interest in the Sprint lease was assigned to the XI-XII-REIT Joint Venture at the closing.

          The initial term of the Sprint lease is ten years which commenced on May 19, 1997 and expires on May 18, 2007. Sprint has the right to extend the Sprint lease for two additional five year periods of time. Each extension option must be exercised by giving notice to the landlord at least 270 days, but no earlier than 365 days, prior to the expiration date of the then current lease term.

          The monthly base rent payable under the Sprint lease will be $83,254.17 ($14.50 per square foot) through May 18, 2002 and $91,866.67 ($16.00 per square foot) for the remainder of the lease term. The monthly base rent payable for each extended term of the Sprint lease will be equal to 95% of the then "current market rate" which is calculated as a full-service rental rate less anticipated annual operating expenses on a rentable square foot basis charged for space of comparable location, size and conditions in comparable office buildings in the suburban south Kansas City, Missouri and south Johnson County, Kansas areas. If the parties are unable to agree upon the "current market rate" within 30 days of the date negotiations begin, the current market rate shall be determined by three licensed real estate brokers, one of which will be selected by Sprint, one of which will be selected by the joint venture and the final appraiser will be selected by the two appraisers previously selected.

          Under the Sprint lease, Sprint is required to pay as additional rent all real estate taxes, special assessments, utilities, taxes, insurance and other operating costs with respect to the Sprint Building during the term of the lease. In addition, Sprint is responsible for all routine maintenance and repairs including the interior mechanical and electrical systems, the HVAC system, the parking lot and the landscaping to the Sprint Building. The XI-XII-REIT Joint Venture, as landlord, is responsible for repair and replacement of the exterior, roof, foundation and structure.

          The Sprint lease contains a termination option which may be exercised by Sprint effective as of May 18, 2004 provided that Sprint has not exercised either of its expansion options described below. Sprint must provide notice to the XI-XII-REIT Joint Venture of its intent to exercise its termination option on or before August 21, 2003. If Sprint exercises its termination option, it will be required to pay the joint venture a termination payment equal to $6.53 per square foot, or $450,199.

          Sprint also has an expansion option for an additional 20,000 square feet of office space which may be exercised in two expansion phases. Sprint's expansion rights involve building on unfinished ground level space that is currently used as covered parking within the existing building footprint and shell. At each exercise of an expansion option, the remaining lease term will be extended to be a minimum of an additional five years from the date of the completion of such expansion space.

          Sprint must give written notice to the XI-XII-REIT Joint Venture of its election to exercise each expansion option at least 270 days prior to the date Sprint will require delivery of the expansion space.

          If Sprint exercises either expansion option, the XI-XII-REIT Joint Venture will be required to construct the expansion improvements in accordance with the specific drawings and plans attached as an exhibit to the Sprint lease. The joint venture will be required to fund the expansion improvements and to fund to Sprint a tenant finish allowance of $10 per square foot for the expansion space.

          The base rental per square foot for the expansion space shall be determined by the XI-XII-REIT Joint Venture taking into consideration the value of the joint venture's work related to such expansion space and the base rental rate increase per square foot applicable at the end of year five of the lease term. The expansion space base rental rate shall be presented to Sprint no later than 45 days after delivery to the joint venture of each expansion notice. In no event shall such rental rate be greater than the base rental rate for the Sprint Building as of the date of the expansion space commencement date.

Property Management Fees.  Wells Management has been retained to manage and
------------------------
lease the Sprint Building. The Joint Venture shall pay management and leasing fees to Wells Management in the amount of 4.5% of gross revenues from the Sprint Building.

The ABB Richmond Property

          Purchase of the ABB Richmond Property.  On July 22, 1999, Wells REIT,
          -------------------------------------
LLC - VA I ("Wells LLC VA"), a limited liability company wholly owned by Wells OP, purchased a 7.49 acre tract of land located in Midlothian, Chesterfield County, Virginia (the "ABB Richmond Property") pursuant to that certain Purchase and Sale Agreement and Escrow Agreement dated May 25, 1999 between Wells OP and Idlewood Properties, Inc. ("Idlewood"). Wells OP, as original purchaser under the agreement, assigned all of its rights in the agreement to Wells LLC VA. The purchase price for the ABB Richmond Property was $936,250. In connection with the closing of the acquisition of the ABB Richmond Property, Wells LLC VA paid title insurance premiums and other miscellaneous closing costs of approximately $10,000. Wells LLC VA incurred legal fees of approximately $10,000 outside of the closing. Idlewood is not affiliated with the Company or the Advisor.

          Wells LLC VA entered into a Development Agreement with Adevco Corporation (as described below) on June 28, 1999, for the construction of a four-story brick office building containing approximately 100,000 rentable square feet to be erected on the ABB Richmond Property (the "ABB Richmond Project"). Wells LLC VA entered into an Office Lease with ABB Power Generation Inc. ("ABB Power"), a Delaware corporation, pursuant to which ABB Power agreed to lease approximately 80% of the ABB Richmond Project upon its completion.

          Description of the ABB Richmond Project and the Site.  The ABB
          ----------------------------------------------------
Richmond Project involves the construction of a four-story brick office building containing 102,000 gross square feet with on-grade parking for approximately 500 cars. The ABB Richmond Property is currently zoned to permit the intended development and operation of the ABB Richmond Project as a commercial office building and has access to all utilities necessary for the development and operation of the ABB Richmond Project, including water, electricity, sanitary sewer and telephone.

          The site consists of a 7.49 acre tract of land located in the Waterford Business Park in Southwest Richmond, Virginia. Waterford is a 250-acre office park in the Clover Hill District of Chesterfield County, one of the fastest growing counties in Virginia. The office park is located at the interchange of I-288 and the Powhite Parkway with excellent access to I-95 and I-64.

          Midlothian is located approximately nine miles southwest of the Richmond central business district. The moderate cost of living, low taxes and strong economic base, as well as the transportation networks and waterways, make Richmond an attractive location for businesses.

          An independent appraisal of the ABB Richmond Project was prepared by CB Richard Ellis, Inc., real estate appraisers, as of June 21, 1999, pursuant to which the market value of the land and the leased fee interest in the ABB Richmond Project subject to the ABB Richmond lease (described below) was estimated to be $11.6 million, in cash or terms equivalent to cash. This value estimate was based upon a number of assumptions, including that the ABB Richmond Project will be finished in accordance with plans and specifications, that total development costs would not exceed $11.5 million and that the building will be operated following completion at a stabilized level with ABB Power occupying 80% of the building at a rental rate calculated based upon the $11.5 million development budget. Wells OP obtained an environmental report prior to closing of the ABB Richmond Property evidencing that the environmental condition of the ABB Richmond Property is satisfactory.

          The ABB Richmond Loan.  In addition, Wells LLC VA has received a
          ---------------------
commitment to obtain a construction loan from SouthTrust Bank, N.A. in the maximum principal amount of $9,280,000, the proceeds of which will be used to fund the development and construction of the ABB Richmond Project (the "ABB Richmond Loan"). The ABB Richmond Loan shall mature 30 months from the date of the loan closing. The interest rate on the ABB Richmond Loan will be 225 basis points over the London Inter Bank Offered Rate with a 1/2 point origination fee. The loan will be secured by a pledge of the real estate, the ABB Richmond lease and the $4,000,000 letter of credit issued by Unibank described below. Leo F. Wells, III (an officer and director of the Company and the Advisor) will be a guarantor of the ABB Richmond Loan.

          Although management of Wells LLC VA currently anticipates obtaining the ABB Richmond Loan from SouthTrust Bank, N.A., pursuant to the terms described above, Wells LLC VA has not yet entered into a formal loan agreement. Therefore, there is no guarantee that Wells LLC VA will obtain the ABB Richmond Loan under the terms described above or that the loan obtained to fund the construction and development of the ABB Richmond Project will materially differ from the terms described above.

          Development Agreement.  On June 28, 1999, Wells LLC VA entered into a
          ---------------------
Development Agreement (the "Development Agreement") with ADEVCO Corporation, a Georgia corporation (the "Developer"), as the exclusive development manager to supervise, manage and coordinate the planning, design, construction and completion of the ABB Richmond Project.

          The Developer is an Atlanta based real estate development and management company formed in 1990 which specializes in the development of office buildings. The Developer has previously developed or is developing a total of seven office buildings for Affiliates of the Advisor including the Matsushita Project in Lake Forest, California. See Supplement No. 6 to the Prospectus for a description of the Developer and projects previously developed by the Developer.

          The primary responsibilities of the Developer under the Development Agreement include:

          . the supervision, coordination, administration and management of the work, activities and performance of the architect under the Architect's Agreement (as described below) and the contractor under the Construction Contract (as described below);

          . the implementation of a development budget setting forth an estimate of all expenses and costs to be incurred with respect to the planning, design, development and construction of the ABB Richmond Project;

          . the review of all applications for disbursement made by or on behalf of Wells LLC VA under the Architect's Agreement and the Construction Contract;

          . the supervision and management of tenant build-out at the ABB Richmond Project; and

          . the negotiation of contracts with, supervision of the performance of, and review and verification of applications for payment of the fees, charges and expenses of such design and engineering professionals, consultants and suppliers as the Developer deems necessary for the design and construction of the ABB Richmond Project in accordance with the development budget.

          The Developer will also perform other services typical of development managers including, but not limited to, arranging for preliminary site plans, surveys and engineering plans and drawings, overseeing the selection by the Contractor of major subcontractors and reviewing all applicable building codes, environmental, zoning and land use laws and other applicable local, state and federal laws, regulations and ordinances concerning the development, use and operation of the ABB Richmond Project or any portion thereof. The Developer is required to advise Wells LLC VA on a weekly basis as to the status of the ABB Richmond Project and submit to Wells LLC VA monthly reports with respect to the progress of construction, including a breakdown of all costs and expenses under the development budget. The Developer is required to obtain prior written approval from Wells LLC VA before incurring and paying any costs which will result in aggregate expenditures under any one category or line item in the development budget exceeding the amount budgeted therefor. If the Developer determines at any time that the development budget is not compatible with the then prevailing status of the ABB Richmond Project and will not adequately provide for the completion of the ABB Richmond Project, the Developer will prepare and submit to Wells LLC VA for approval an appropriate revision of the development budget.

          In discharging its duties and responsibilities under the Development Agreement, the Developer has full and complete authority and discretion to act for and on behalf of Wells LLC VA. The Developer has agreed to indemnify Wells LLC VA from any and all claims, demands, losses, liabilities, actions, lawsuits, and other proceedings, judgments and awards, and any costs and expenses arising out of the negligence, fraud or any willful act or omission by the Developer. Wells LLC VA has agreed to indemnify the Developer from and against any and all claims, demands, losses, liabilities, actions, lawsuits and other proceedings, judgments and awards, and any costs and expenses arising out of (1) any actions taken by the Developer within the scope of its duties or authority, excluding negligence, fraud or willful acts of the Developer, and (2) the negligence, fraud or any willful act or omission on the part of Wells LLC VA and its members and their respective partners, officers, directors and employees.

          Wells LLC VA may elect to provide funds to the Developer so that the Developer can pay Wells LLC VA's obligations with respect to the construction and development of the ABB Richmond Project directly. All such funds of Wells LLC VA which may be received by the Developer with respect to the development or construction of the ABB Richmond Project will be deposited in a bank account approved by Wells LLC VA. If at any time the funds contained in the bank account of Wells LLC VA temporarily exceeds the immediate cash needs of the ABB Richmond Project, the Developer may invest such excess funds in savings accounts, certificates of deposit, United States Treasury obligations and commercial paper as the Developer deems appropriate or as Wells LLC VA may direct, provided that the form of any such investment is consistent with the Developer's need to be able to liquidate any such investment to meet the cash needs of the ABB Richmond Project. The Developer shall be reimbursed for all advances, costs and expenses paid for and on behalf of Wells LLC VA. The Developer will not be reimbursed, however, for its own administrative costs or for costs relating to travel and lodging incurred by its employees and agents. The Developer may be required to advance its own funds for the payment of any costs or expenses incurred by or on behalf of Wells LLC VA in connection with the development of the ABB Richmond Project if there are cost overruns in excess of the contingency contained in the development budget.

          As compensation for the services to be rendered by the Developer under the Development Agreement, Wells LLC VA will pay a development fee of $150,000. The development fee will be due and payable ratably (on the basis of the percentage of construction completed) as the construction and development of the ABB Richmond Project is completed. Wells LLC VA will also pay the Developer an "ABB Work Fee" of $150,000 which will be payable in a lump sum at the completion of the ABB Richmond Project. The ABB Work Fee is for services rendered by the Developer with respect to the supervision and management of tenant build-out of the premises leased by ABB Power pursuant to the ABB Power lease.

          In the event that the Developer shall serve as the construction manager with respect to any portion of the tenant improvements not initially leased by ABB Power, the Developer will be paid a "Small Tenant Work Fee" equal to $2.00 multiplied by the number of square feet of rentable area not initially leased by ABB Power. In addition, if the Developer procures a tenant for such space not initially leased by ABB Power, the Developer shall be paid a "Small Tenant Leasing Fee" equal to 5% of gross base rents paid by the tenant during the initial term of the lease and any bargained for renewals of such lease.

          It is anticipated that the aggregate of all costs and expenses to be incurred by Wells LLC VA with respect to the acquisition of the ABB Richmond Property, the planning, design, development, construction and completion of the ABB Richmond Project, the build-out of tenant improvements under the ABB Richmond lease and the contingency reserve will total approximately $11,559,347 comprised of the following expenditures:

               Construction Contract                     $5,549,527
               Tenant Improvements - ABB Premises         2,047,112
               Tenant Improvements - Additional Space       483,050

               Land                                         937,500
               Contractor's Bond                             45,000
               Work Fee                                      60,000
               Architectural Fees & Expenses                235,134
               Space Planning                                80,000
               Development Fee                              150,000
               ABB Work Fee                                 150,000
               Survey and Engineering                        78,500
               Landscape Construction                       150,000
               Holdover Contingency                          75,000
               Construction Interest                        350,000
               Loan Commitment Fee                          100,000
               Commissions                                  600,639
               Legal Fees                                    75,000
               Contingency                                  298,233
               Miscellaneous                                 94,652

          Under the terms of the Development Agreement, the Developer has agreed that, in the event that the total of all such costs and expenses (excluding costs for closing costs, loan fees, construction interest, tenant improvements and leasing commissions) exceeds $9,454,658 (except for changes agreed to by Wells LLC VA and ABB Power), the amount of fees payable to the Developer shall be reduced by the amount of any such excess.

          In the event the Developer should for any reason cease to manage the development of the ABB Richmond Project, Wells LLC VA would have to locate a suitable successor development manager. No assurances can be given as to whether a suitable successor development manager could be found, or what the contractual terms or arrangement with any such successor would be.

          Construction Contract.  Wells LLC VA entered into a construction
          ---------------------
contract (the "Construction Contract") dated June 14, 1999 with the general contracting firm of Bovis Construction Corp. (the "Contractor") for the construction of the ABB Richmond Project. The Contractor, which was founded in London in 1885, now ranks among the world's top 10 construction companies with projects in 36 countries. At any one time, the Contractor is engaged in approximately 500 projects.

          The Construction Contract provides that Wells LLC VA shall pay the Contractor $5,549,527 for the full and proper work detailed in the contract. The Contractor commenced work on the ABB Richmond Project in June 1999.

          Wells LLC VA will make monthly progress payments to the Contractor in an amount of 90% of the portion of the contract price properly allocable to labor, materials and equipment, less the aggregate of any previous payments made by Wells LLC VA; provided, however, that when a total of $277,500 has been withheld as retainage, no further retainage will be withheld from the monthly progress payments. Wells LLC VA will pay the entire unpaid balance when the ABB Richmond Project has been fully completed in accordance with the terms and conditions of the Construction Contract. As a condition of final payment, the Contractor will be required to execute and deliver a release of all claims and liens against Wells LLC VA.

          The Contractor is responsible to Wells LLC VA for the acts or omissions of its subcontractors and suppliers of materials and of persons either directly or indirectly employed by them. The

Contractor agreed to indemnify Wells LLC VA from and against all liability, claims, damages, losses, expenses and costs of any kind or description arising out of or in connection with the performance of the Construction Contract, provided that such liability, claim, damage, loss or expense is caused in whole or in part by any action or omission of the Contractor, any subcontractor or materialmen, anyone directly or indirectly employed by any of them or anyone for whose acts any of them may be liable. The Construction Contract also requires the Contractor to obtain and maintain, until completion of the ABB Richmond Project, adequate insurance coverage relating to the ABB Richmond Project, including insurance for workers' compensation, personal injury and property damage.

     The Contractor is required to work expeditiously and diligently to maintain progress in accordance with the construction schedule and to achieve substantial completion of the ABB Richmond Project within the contract time. The Contractor is required to employ all such additional labor, services and supervision, including such extra shifts and overtime, as may be necessary to maintain progress in accordance with the construction schedule. It is anticipated that the ABB Richmond Project will be completed within 315 days after work commences. The performance of the Contractor is secured by a $1,000,000 letter of credit. In addition, performance by the Contractor of the Construction Contract has been personally guaranteed by David Kraxberger, a principal of the Developer.

     Architect's Agreement.  Smallwood, Reynolds, Stewart, Stewart & Associates,
     ---------------------
Inc. (the "Architect") is the architect for the ABB Richmond Project pursuant to the Architect's Agreement dated May 18, 1999 entered into with Wells LLC VA.
The Architect, which was founded in 1979, is based in Atlanta, Georgia, has a staff of over 200 persons, and specializes in programming, planning, architecture, interior design, landscape architecture and construction administration. The Architect has its principal office in Atlanta, Georgia and additional offices in Tampa, Florida and Singapore, Malaysia. The Architect has designed a wide variety of projects, with a total construction cost in excess of $2 billion, including facilities for corporate office space, educational and athletic facilities, retail space, manufacturing, warehouse and distribution facilities, hotels and resorts, correctional institutions, and luxury residential units. The Architect has performed architectural services with respect to various projects for Affiliates of the Company and is currently performing such services for the Matsushita Project. The Architect is not affiliated with the Company or the Advisor.

     The Architect's basic services under the Architect's Agreement include the schematic design phase, the design development phase, the construction documents phase, the bidding or negotiation phase and the construction phase. During the schematic design phase, the Architect will prepare schematic design documents consisting of drawings and other documents illustrating the scale and relationship of the ABB Richmond Project components. The Architect will be paid $35,190 for these services.

     During the design development phase, the Architect will prepare design development documents consisting of drawings and other documents to fix and describe the size and character of the entire ABB Richmond Project as to architectural, structural, mechanical, plumbing and fire protection and electrical systems, materials and such other elements as may be appropriate. The Architect will be paid $70,380 for these services.

     During the construction documents phase, the Architect will prepare construction documents consisting of drawings and specifications setting forth in detail the requirements for the construction of the ABB Richmond Project. The Architect will be paid $105,570 for these services.

     During the bidding or negotiation phase, the Architect will assist Wells LLC VA in obtaining bids or negotiated proposals and assist in awarding and preparing contracts for construction.

     During the construction phase, the Architect is to provide administration of the Construction Contract and advise and consult with the Developer and Wells LLC VA concerning various matters relating to the construction of the ABB Richmond Project. The Architect is required to visit the ABB Richmond Project site at intervals appropriate to the stage of construction and to become generally familiar with the progress and quality of the work and to determine if, in general, the work is proceeding in accordance with the contract schedule. The Architect is required to keep Wells LLC VA informed of the progress and quality of the work. The Architect is also required to determine the amounts owing to the Contractor based on observations of the site and evaluations of the Contractor's application for payment and shall issue certificates for payment in amounts determined in accordance with the Construction Contract described above. The Architect will also conduct inspections to determine the date of completion of the ABB Richmond Project and shall issue a final certificate for payment.
The Architect will be paid $23,460 for these services.

     The total amount of fees payable to the Architect under the Architect's Agreement is $234,600. Payments are being paid to the Architect on a monthly basis in proportion to the services performed within each phase of service. In addition, the Architect and its employees and consultants are reimbursed for expenses including, but not limited to, transportation in connection with the ABB Richmond Project, living expenses in connection with out-of-town travel, long distance communications and fees paid for securing approval of authorities having jurisdiction over the ABB Richmond Project. It is estimated that the total reimbursable expenses in connection with the development of the ABB Richmond Project will be approximately $25,000.

     ABB Richmond Lease.  On June 1, 1999, Wells  LLC VA entered into an Office
     ------------------
Lease pursuant to which ABB Power agreed to lease 80,000 rentable square feet of the ABB Richmond Project. While ABB Power is not legally obligated to do so, management anticipates that ABB Power is likely to lease the remaining approximately 20,000 rentable square feet which would result in ABB Power renting 100% of the ABB Richmond Project.

     ABB Power is a subsidiary of Asea Brown Boveri, Inc., a large multi-national engineering and construction company headquartered in Switzerland. ABB Power reported net income for the fiscal year ended December 31, 1998 of over $1.3 billion on gross revenues of over $30.9 billion and a net worth of over $6.0 billion.

     The initial term of the ABB Richmond lease will be seven years to commence on the later of April 1, 2000 or the earlier of (1) the date which is ten (10) days after "Substantial Completion" (as defined in Exhibit D of the lease) or the date ABB Power commences business in the premises. ABB Power has the right to extend the lease for two additional five year periods of time. Each extension option must be exercised by giving notice to the landlord at least 12 months prior to the expiration date of the then-current lease term.

     The ABB Richmond lease is credit enhanced by a letter of credit in the amount of $4 million issued by Unibank, a large Danish bank with offices in New York, for the account of Asea Brown Boveri, Inc., the parent company.

     The monthly base rent payable under the ABB Richmond lease shall be as follows:

                                         Monthly Installment
                         Lease Year         of Base Rent
                         ----------      -------------------
                              1               $79,666.67
                              2               $81,658.33
                              3               $83,699.79
                              4               $85,792.28
                              5               $87,937.09
                              6               $90,135.51
                              7               $92,388.90

     The monthly base rent is based upon a projected total cost for the ABB Richmond Project of $11,036,139. If the total project cost, as provided in the work letter attached as an exhibit to the ABB Richmond lease, is more or less than $11,036,139, then the monthly base rent shall be adjusted upward or downward, as the case may be, by 10.54% of the difference.

     The monthly base rent payable for each extended term of the ABB Richmond lease will be equal to the "Market Rate" for new leases of office space in that portion of the Richmond, Virginia market that is located south of the James River and west of I-95 for space similar to the premises. In the event the parties are unable to agree upon the Market Rate, then each party shall appoint a real estate appraiser. If the appraisers are unable to agree upon the Market Rate, they shall appoint a third appraiser and each shall make a determination of the Market Rate. The appraisal that is farthest from the middle appraisal shall be disregarded and the remaining two appraisals shall be averaged to establish the Market Rate.

     In addition to the monthly base rent, ABB Power is required to pay additional rent equal to all "operating expenses" and "tenant taxes" during the lease term. "Operating expenses" is defined to include all expenses, costs and disbursements of every kind and nature, computed on the accrual basis, relating to or incurred or paid in connection with the ownership, management, operation, repair and maintenance of the ABB Richmond Project including but not limited to:
(i) costs of all supplies, tools equipment and materials used in the operation, management and maintenance of the ABB Richmond Project, (ii) maintenance and repairs of the project, (iii) trash and garbage removal and (iv) all accounting and legal services in connection with maintenance, operation and repair of the Project. "Tenant taxes" shall mean any taxes directly or indirectly imposed or assessed upon Tenant's gross sales, business operations, machinery, equipment, trade fixtures and other personal property or assets. ABB Power shall also be responsible for the furnishing of all services and utilities to the premises, including but not limited to, heating, ventilation and air conditioning, electricity, water, telephone, janitorial and security services, window washing and landscaping services.

     Under the ABB Richmond lease, Wells LLC VA may not lease any space in the building to anyone other than ABB Power prior to December 31, 1999. Beginning on December 31, 1999 and ending on the last day of the third lease year, ABB Power shall have a right of first refusal to the remaining approximately 20,000 square feet of rentable area. In the event that Wells LLC VA has secured a potential tenant for any of such space, Wells LLC VA has agreed to give ABB Power three days to provide written notice of its intent to exercise its right to add such space to the leased premises. The base rent payable and other charges and allowances shall be as set forth in the notice to ABB Power of the proposed terms of the lease for the potential tenant of such space. If ABB Power does not so exercise its right of first refusal within such three day period, Wells LLC VA will have the right to lease the space to the potential tenant, except that, after the expiration of any such lease to another party, such space will again become subject to ABB Power's right of first refusal.

     In addition, beginning on December 31, 1999 and ending on the last day of the third lease year, ABB Power shall have the option to expand its leased premises to include all or any portion of the remaining rentable area that has not been leased to another tenant. The expansion space shall be leased to ABB Power at the same rate per square foot as the remainder of the premises leased by ABB Power.

     ABB Power has a one-time option to terminate the ABB Richmond lease as to a portion of the premises containing between 12,500 and 13,000 rentable square feet as of the third anniversary of the rental commencement date. If ABB Power elects to exercise this termination option, ABB Power is required to pay a termination fee equal to eight times the sum of the next due installments of rent plus the unamortized portions of the base improvement allowance, additional allowance and broker commission, each being amortized in equal monthly installments of principal and interest over the initial term of the lease at a rate of ten percent (10%) per annum. ABB Power must give notice of its intent to exercise such option to terminate at least seven months in advance of the third anniversary; provided, however, that ABB Power may pay a penalty, as stipulated in the lease, to provide less than seven months notice.

     In the event that ABB Power exercises its termination option as of the third anniversary of the rental commencement date, ABB Power has a one-time option to terminate the ABB Richmond lease as to a portion of the premises containing between 12,500 and 13,000 rentable square feet as of the fifth anniversary of the rental commencement date. If ABB Power elects to exercise this termination option, ABB Power is required to pay a termination fee equal to six times the sum of the next due installments of rent plus the unamortized portions of the base improvement allowance, additional allowance and broker commission, each being amortized in equal monthly installments of principal and interest over the initial term of the lease at a rate of ten percent (10%) per annum. ABB Power must give notice of its intent to exercise such option to terminate at least seven months in advance of the fifth anniversary; provided, however, that ABB Power may pay a penalty, as stipulated in the lease, to provide less than seven months notice.

     In the event that ABB Power does not exercise its termination option as of the third anniversary of the rental commencement date, ABB Power has a one-time option to terminate the ABB Richmond lease as to a portion of the premises containing between 24,500 and 25,500 rentable square feet as of the fifth anniversary of the rental commencement date. If ABB Power elects to exercise this termination option, ABB Power is required to pay a termination fee equal to six times the sum of the next due installments of rent plus the unamortized portions of the base improvement allowance, additional allowance and broker commission, each being amortized in equal monthly installments of principal and interest over the initial term of the lease at a rate of ten percent (10%) per annum. ABB Power must give notice of its intent to exercise such option to terminate at least nine months in advance of the fifth anniversary; provided, however, that ABB Power may pay a penalty, as stipulated in the lease, to provide less than seven months notice.

     Property Management Fees.  Following construction and completion of the ABB
     ------------------------
Richmond Project, property management and leasing services will be performed by Wells Management. As compensation for its services, the Wells Management will receive fees equal to 4.5% of the gross revenues for property management services and leasing services with respect to the ABB Richmond Project. In addition, Wells Management will receive a one-time initial lease-up fee relating to the ABB

Richmond lease equal to the first month's rent on the initial leases signed on the building which is estimated to be $100,000.

The Johnson Matthey Building


Purchase of the Johnson Matthey Building.  On August 17, 1999, the XI-XII-REIT
----------------------------------------
Joint Venture acquired the Johnson Matthey Building from Alliance Commercial Properties Ltd. ("Alliance") pursuant to an Agreement of Sale and Purchase. Wells Capital, Inc., as original purchaser under the agreement, assigned its rights under the agreement to the XI-XII-REIT Joint Venture at closing. Alliance is not in any way affiliated with the Company or its Advisor.

     The purchase price paid for the Johnson Matthey Building was $8,000,000. The XI-XII-REIT Joint Venture also incurred additional acquisition expenses in connection with the purchase of the Johnson Matthey Building, including attorneys' fees, recording fees and other closing costs, of approximately $50,000.

     Wells OP contributed $3,055,694.41, Wells Fund XI contributed $3,494,797.27 and Wells Fund XII contributed $1,500,000.00 to the XI-XII-REIT Joint Venture for their respective shares of the acquisition costs for the Johnson Matthey Building.

     Description of the Building and the Site.  The Johnson Matthey Building is
     -----------------------------------------
a 130,000 square foot research and development, office and warehouse building that was first constructed in 1973 as a multi-tenant facility. It was subsequently converted into a single-tenant facility in 1998. The building is constructed of a structural steel frame and is rectangular in shape with two rectangular cut-outs at the front corners. The exterior is cinderblock, with brick on the lower ten feet of the north, east and west walls. The south wall is all cinderblock. The interior contains office space that comprises approximately 23% of the rentable square feet of the Johnson Matthey Building.

     The site consists of a 10.0 acre tract of land located at 434-436 Devon Park Drive in Tredyffrin Township, Chester County, Pennsylvania. The site is located along the Route 202 "high tech" corridor close to King of Prussia and is considered a suburb of Philadelphia. The site is within five minutes of Route 422, the Pennsylvania Turnpike and Interstate 76.

     An independent appraisal of the Johnson Matthey Building was prepared by CB Richard Ellis, real estate appraisers, as of June 24, 1999. The appraisers estimated the market value of the land and the leased fee interest subject to the Johnson Matthey lease (described below) to be $8,000,000, in cash or terms equivalent to cash. This value estimate was based upon a number of assumptions, including that the Johnson Matthey Building will continue operating at a stabilized level with Johnson Matthey, Inc. ("Johnson Matthey") occupying 100% of the rentable area. The value estimate set forth in the appraisal is not necessarily an accurate reflection of the fair market value of the property.

     The XI-XII-REIT Joint Venture also obtained an environmental report prepared by Dames & Moore evidencing that the environmental condition of the land and the Johnson Matthey Building was satisfactory. Although the soil does contain some traces of environmental groundwater contaminants approximately 60 feet below the surface, Dames & Moore, in a letter addressed to Wells Capital, Inc. dated August 13, 1999, did not recommend any further environmental investigation for the site. At the closing, the seller assigned its rights to a $2,000,000 insurance policy to the XI-XII-REIT Joint Venture relating to potential losses from environmental contamination. Management of the Company is satisfied that the environmental condition of the site is satisfactory and believes that the rights assigned under this insurance policy protect the Company from potential liability exposure resulting from environmental contamination.

The Johnson Matthey Lease.  The entire 130,000 rentable square feet of the
-------------------------
Johnson Matthey Building is currently leased to Johnson Matthey. The Johnson Matthey lease was assigned to the XI-XII-REIT Joint Venture at the closing with the result that the joint venture is now the landlord under the lease.

     Johnson Matthey is a wholly owned subsidiary of Johnson Matthey, PLC of the United Kingdom, a world leader in advanced materials technology. Johnson Matthey, PLC applies the latest technology to add value to precious metals and other specialized materials. Johnson Matthey, PLC is a publicly traded company that is over 175 years old, has operations in 38 countries and employs 12,000 people.

     Johnson Matthey is one of the parent company's primary operating companies in the U.S. and includes the Catalytic Systems Division (the "CSD"). The CSD is the world's leading supplier of catalytic converters for automotive exhaust emission and air pollution control. In addition, Johnson Matthey is the largest U.S. supplier of diesel catalytic converters, which enable customers to meet constantly tightening regulatory requirements.

     While Johnson Matthey does not publish financial statements, the following financial information was verbally disclosed by Johnson Matthey relating to its 1998 performance in U.S. Dollars:

               Sales:                $ 1.1 Billion
               Assets:               $ 750 Million
               Net Worth             $ 120 Million

     In addition, Johnson Matthey, PLC, the parent company of the tenant, published the following financial data for 1998 converted to U.S. Dollars:

               Sales:                $ 5.0 Billion
               Assets:               $ 1.9 Billion
               Net Worth:            $ 857 Million

     The current lease term expires in June 2007. Johnson Matthey has the right to extend the lease for two additional three year periods of time. Each extension option must be exercised by giving notice to the landlord at least 12 months prior to the expiration date of the then-current lease term.

     The base rent payable under the Johnson Matthey lease for the remainder of the lease term is as follows:

--------------------------------------------------------------------------------
          Lease Year           Annual Rent                      Monthly Rent
          ----------           -----------                      ------------
               3                  $789,750                        $65,812.50
               4                  $809,250                        $67,437.50
               5                  $828,750                        $69,062.50
               6                  $854,750                        $71,229.17
               7                  $874,250                        $72,854.17
               8                  $897,000                        $74,750.00
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
               9                   $916,500                        $76,375.00
              10                   $939,250                        $78,270.84
--------------------------------------------------------------------------------

     The monthly base rent payable for each extension term will be equal to the fair market rent taking into consideration rental rates for comparable industrial and research and development properties in the local market area. If the parties cannot agree upon the fair market rent, the matter shall be submitted to arbitration.

     Under the lease, Johnson Matthey is required to pay as additional rent all real estate taxes, special assessments, utilities, taxes, insurance and other operating costs with respect to the Johnson Matthey Building during the term of the lease. In addition, Johnson Matthey is responsible for all routine maintenance and repairs to the Johnson Matthey Building. The XI-XII-REIT Joint Venture, as landlord, is responsible for maintenance of the footings and foundations and the structural steel columns and girders associated with the building.

     Johnson Matthey has a right of first refusal to purchase the Johnson Matthey Building in the event that the XI-XII-REIT Joint Venture desires to sell the building to an unrelated third-party. The XI-XII-REIT Joint Venture must give Johnson Matthey written notice of its intent to sell the Johnson Matthey Building, and Johnson Matthey will have ten days from the date of such notice to provide written notice of its intent to purchase the building. If Johnson Matthey exercises its right of first refusal, it must purchase the Johnson Matthey Building on the same terms contained in the offer.

Property Management Fees.  Wells Management has been retained to manage and
------------------------
lease the Johnson Matthey Building. The XI-XII-REIT Joint Venture will pay management and leasing fees to Wells Management in the amount of 4.5% of gross revenues from the Johnson Matthey Building on a monthly basis.

The Status of the Matsushita Project

     As of August 26, 1999, Wells OP had spent in excess of $7,800,000 towards the construction of the approximately 130,000 square foot office building on the Matsushita Property in Lake Forest, California. The Matsushita Project is estimated to be approximately 42% complete and is expected to be completed in January 2000. It is anticipated that the aggregate of all costs and expenses to be incurred by Wells OP with respect to the Matsushita Project will total approximately $18,400,000.

Management's Discussion and Analysis of Financial Condition and Results of Operation.

     The information contained on page 46 in the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section of the Prospectus is revised as of the date of this Supplement by the deletion of the first paragraph of that section and the insertion of the following paragraph in lieu thereof:

          The Company commenced operations on June 5, 1998, upon the acceptance of subscriptions for the minimum offering of $1,250,000 (125,000 Shares). As of August 20, 1999, the Company had raised a total of $100,757,650 in offering proceeds (10,075,765 Shares), and had paid $3,526,518 in acquisition and advisory fees and acquisition expenses and $12,594,706 in selling commissions and organizational and offering expenses. As of August 20, 1999, the Company had invested $66,547,077 in properties and was holding net offering proceeds of $18,089,349 available for investment in additional properties.

Financial Statements and Exhibits.

     The Statements of Revenues over Certain Operating Expenses of the Sprint Building and of the Johnson Matthey Building for the year ended December 31, 1998, included in this Supplement as Appendix F, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included in reliance upon the authority of said firm as experts in giving said reports. The Statements of Revenues over Certain Operating Expenses of the Sprint Building for the three months ended March 31, 1999, the Johnson Matthey Building for the six months ended June 30, 1999, and the pro forma financial information for Wells Real Estate Investment Trust, Inc., as of June 30, 1999 and for the year ended December 31, 1998 and for the six months ended June 30, 1999, have not been audited.

                                                                      APPENDIX F
                         INDEX TO FINANCIAL STATEMENTS

                                                                            Page
                                                                            ----

Sprint Building
     Audited Financial Statements
          Report of Independent Public Accountants                          F-1
          Statements of Revenues Over Certain Operating Expenses
            for the year ended December 31, 1998 (Audited) and for the
            three months ended March 31, 1999 (Unaudited)                   F-2
          Notes to Statements of Revenues Over Certain Operating
            Expenses for the year ended December 31, 1998 (Audited)
            and for the three months ended March 31, 1999 (Unaudited)       F-3

Johnson Matthey Building
     Audited Financial Statements
          Report of Independent Public Accountants                          F-5
          Statements of Revenues Over Certain Operating Expenses
            for the year ended December 31, 1998 (Audited) and for the
            six months ended June 30, 1999 (Unaudited)                      F-6
          Notes to Statements of Revenues Over Certain Operating
            Expenses for the year ended December 31, 1998 (Audited)
            and for the six month period ended June 30, 1999 (Unaudited)    F-7

Wells Real Estate Investment Trust, Inc.
     Unaudited Pro Forma Financial Statements
          Summary of Unaudited Pro Forma Financial Statements               F-9
          Pro Forma Balance Sheet as of June 30, 1999                       F-10
          Pro Forma Income Statement for the year ended December 31, 1998   F-11
          Pro Forma Income Statement for the six month period ended
            June 30, 1999                                                   F-12

               [Letterhead of Arthur Andersen LLP Appears Here]

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To Wells Real Estate Investment Trust, Inc.
and Wells Real Estate Fund XII, L.P.:

We have audited the accompanying statement of revenues over certain operating expenses for the SPRINT BUILDING for the year ended December 31, 1998. This financial statement is the responsibility of management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of revenues over certain operating expenses is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of revenues over certain operating expenses. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As described in Note 2, this financial statement excludes certain expenses that would not be comparable with those resulting from the operations of the Sprint Building after acquisition by the Wells Fund XI-Fund XII-REIT Joint Venture (a joint venture between the Wells Operating Partnership, L.P. [on behalf of Wells Real Estate Investment Trust, Inc.], Wells Real Estate Fund XI, L.P., and Wells Real Estate Fund XII, L.P.). The accompanying statement of revenues over certain operating expenses was prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission and is not intended to be a complete presentation of the Sprint Building's revenues and expenses.

In our opinion, the statement of revenues over certain operating expenses presents fairly, in all material respects, the revenues over certain operating expenses of the Sprint Building for the year ended December 31, 1998, in conformity with generally accepted accounting principles.


/s/ ARTHUR ANDERSEN LLP


Atlanta, Georgia
July 12, 1999

                                SPRINT BUILDING


            STATEMENTS OF REVENUES OVER CERTAIN OPERATING EXPENSES

                   FOR THE YEAR ENDED DECEMBER 31, 1998 AND

                   FOR THE THREE MONTHS ENDED MARCH 31, 1999




                                                         1998              1999
                                                      -----------      -----------
                                                                       (Unaudited)
RENTAL REVENUES                                       $ 1,050,725      $   262,681

OPERATING EXPENSES, net of reimbursements                  19,410            2,250
                                                      -----------      -----------
REVENUES OVER CERTAIN OPERATING EXPENSES              $ 1,031,315      $   260,431
                                                      ===========      ===========




       The accompanying notes are an integral part of these statements.

                                SPRINT BUILDING


                        NOTES TO STATEMENTS OF REVENUES

                        OVER CERTAIN OPERATING EXPENSES

                   FOR THE YEAR ENDED DECEMBER 31, 1998 AND

                   FOR THE THREE MONTHS ENDED MARCH 31, 1999


1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

   Description of Real Estate Property Acquired

   On July 2, 1999, the Wells Fund XI-XII-REIT Joint Venture (the "Joint Venture") acquired a three-story office building with approximately 68,900 rentable square feet located in Leawood, Johnson County, Kansas (the "Sprint Building"). The Joint Venture is a joint venture partnership between Wells Real Estate Fund XI, L.P. ("Wells Fund XI"), Wells Real Estate Fund XII, L.P. ("Wells Fund XII"), and Wells Operating Partnership, L.P. ("Wells OP"), a Delaware limited partnership formed to acquire, own, lease, operate and manage real properties on behalf of Wells Real Estate Investment Trust, Inc. (the "Wells REIT"). Wells Fund XI contributed $3,000,000, Wells Fund XII contributed $1,000,000 and Wells OP contributed $5,546,210 to the Joint Venture for their respective share of the purchase of the Sprint Building.

   The entire 68,900 rentable square feet of the Sprint Building is currently under a net lease agreement dated February 14, 1997 (the "Lease") with Sprint. The Lease was assigned to the Joint Venture at the closing. The initial term of the Lease is ten years which commenced on May 19, 1997 and expires on May 18, 2007. Sprint has the right to extend the Lease for 2 additional five-year periods. Each extension option must be exercised by giving notice to the landlord at least 270 days, but no earlier than 365 days, prior to the expiration date of the then current lease term. The monthly base rent payable under the Lease will be $83,254.17 through May 18, 2002 and $91,866.67 for the remainder of the Lease term. The monthly base rent payable for each extended term of the Lease will be equal to 95% of the then current market rate which is calculated as a full-service rental rate less anticipated annual operating expenses on a rentable square foot basis charged for space of comparable location, size, and conditions in comparable office buildings in the suburban south Kansas City, Missouri and south Johnson County, Kansas areas.

   Under the Lease, Sprint is required to pay as additional rent all real estate taxes, special assessments, utilities, taxes, insurance, and other operating costs with respect to the Sprint Building during the term of the Lease. In addition, Sprint is responsible for all routine maintenance and repairs including interior mechanical and electrical, HVAC, parking lot, and landscaping to the Sprint Building. The

   Joint Venture, as landlord, is responsible for repair and replacement of the exterior, roof, foundation, and structure.

   The Lease contains a termination option which may be exercised by Sprint effective as of May 18, 2004 provided Sprint has not exercised its expansion option, as described below. The early termination requires nine months' notice and a termination payment to the Joint Venture equal to $6.53 per square foot, or $450,199. Sprint also has an expansion option for an additional 20,000 square feet of office space which may be exercised in two phases, which involves building on unfinished ground level space that is currently used as covered parking within the existing building footprint and shell. At each exercise of an expansion option, the remaining lease term will be extended to be a minimum of an additional five years from the date of the completion of such expansion.

   Rental Revenues

   Rental income from the lease is recognized on a straight-line basis over the life of the lease.

2. BASIS OF ACCOUNTING

   The accompanying statements of revenues over certain operating expenses are presented on the accrual basis. These statements have been prepared in accordance with the applicable rules and regulations of the Securities and Exchange Commission for real estate properties acquired. Accordingly, the statements exclude certain historical expenses, such as depreciation and management fees, not comparable to the operations of the Sprint Building after acquisition by the Joint Venture.

BC 12/31/88 & 03/3199

               [Letterhead of Arthur Andersen LLP Appears Here]

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To Wells Real Estate Investment Trust, Inc.,
Wells Real Estate Fund XI, L.P.,
and Wells Real Estate Fund XII, L.P.:


We have audited the accompanying statement of revenues over certain operating expenses for the JOHNSON MATTHEY BUILDING for the year ended December 31, 1998. This financial statement is the responsibility of management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of revenues over certain operating expenses is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of revenues over certain operating expenses. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As described in Note 2, this financial statement excludes certain expenses that would not be comparable with those resulting from the operations of the Johnson Matthey Building after acquisition by the Wells Fund XI-Fund XII-REIT Joint Venture (a joint venture between the Wells Operating Partnership, L.P. [on behalf of Wells Real Estate Investment Trust, Inc.], Wells Real Estate Fund XI, L.P., and Wells Real Estate Fund XII, L.P.). The accompanying statement of revenues over certain operating expenses was prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission and is not intended to be a complete presentation of the Johnson Matthey Building's revenues and expenses.

In our opinion, the statement of revenues over certain operating expenses presents fairly, in all material respects, the revenues over certain operating expenses of the Johnson Matthey Building for the year ended December 31, 1998 in conformity with generally accepted accounting principles.


/s/ ARTHUR ANDERSEN


Atlanta, Georgia
August 30, 1999

                           JOHNSON MATTHEY BUILDING


            STATEMENTS OF REVENUES OVER CERTAIN OPERATING EXPENSES

                   FOR THE YEAR ENDED DECEMBER 31, 1998 AND

                    FOR THE SIX MONTHS ENDED JUNE 30, 1999




                                                     1998             1999
                                                -------------      -------------
                                                                    (Unaudited)
RENTAL REVENUES                                   $   745,935        $   424,724

OPERATING EXPENSES, net of reimbursements             100,314             59,398
                                                -------------      -------------
REVENUES OVER CERTAIN OPERATING EXPENSES          $   645,621        $   365,326
                                                =============      =============




       The accompanying notes are an integral part of these statements.

                           JOHNSON MATTHEY BUILDING


                        NOTES TO STATEMENTS OF REVENUES

                        OVER CERTAIN OPERATING EXPENSES

                   FOR THE YEAR ENDED DECEMBER 31, 1998 AND

                    FOR THE SIX MONTHS ENDED JUNE 30, 1999


1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

   Description of Real Estate Property Acquired

   On August 17, 1999, the Wells Fund XI-Fund XII-REIT Joint Venture (the "Joint Venture") acquired an office building with approximately 130,000 rentable square feet located in Tredyffrin Township, Chester County, Pennsylvania (the "Johnson Matthey Building"). The Joint Venture is a joint venture partnership between Wells Real Estate Fund XI, L.P. ("Wells Fund XI"), Wells Real Estate Fund XII, L.P. ("Wells Fund XII"), and Wells Operating Partnership, L.P. ("Wells OP"), a Delaware limited partnership formed to acquire, own, lease, operate, and manage real properties on behalf of Wells Real Estate Investment Trust, Inc. (the "Wells REIT"). Wells Fund XI contributed $3,494,797, Wells Fund XII contributed $1,500,000, and Wells OP contributed $3,055,694 to the Joint Venture for their respective share of the purchase of the Johnson Matthey Building.

   The entire 133,000 rentable square feet of the Johnson Matthey Building is currently under a net lease agreement (the "Lease") with Johnson Matthey.
   The Lease was assigned to the Joint Venture at the closing. The initial term of the Lease is ten years, which commenced on July 1, 1997 and expires on June 30, 2007. Johnson Matthey has the right to extend the Lease for two additional three-year periods. Each extension option must be exercised by giving notice to the landlord at least 12 months prior to the expiration date of the then current lease term. The monthly base rent payable for each extended term of the Lease will be equal to the fair market rent taking into consideration rental rates for comparable industrial and research and development properties in the local market area.

   Under the Lease, Johnson Matthey is required to pay as additional rent all real estate taxes, special assessments, utilities, taxes, insurance, and other operating costs with respect to the Johnson Matthey Building during the term of the Lease. In addition, Johnson Matthey is responsible for all routine maintenance and repairs including interior mechanical and electrical, HVAC, parking lot, and landscaping to the Johnson Matthey Building. The Joint Venture, as landlord, is responsible for repair and replacement of the exterior, roof, foundation, and structure.

   The Lease contains a purchase option, which may be exercised by Johnson Matthey in the event that the Joint Venture desires to sell the building to an unrelated third party. The Joint Venture must give Johnson Matthey written notice of its intent to sell the Johnson Matthey Building, and Johnson Matthey will have ten days from the date of such notice to provide written notice of its intent to purchase the building. If Johnson Matthey exercises the purchase option, it must purchase the Johnson Matthey Building on the same terms contained in the offer.

   Rental Revenues

   Rental income from the lease is recognized on a straight-line basis over the life of the lease.

2. BASIS OF ACCOUNTING

   The accompanying statements of revenues over certain operating expenses are presented on the accrual basis. These statements have been prepared in accordance with the applicable rules and regulations of the Securities and Exchange Commission for real estate properties acquired. Accordingly, the statements exclude certain historical expenses, such as depreciation, not comparable to the operations of the Johnson Matthey Building after acquisition by the Joint Venture.

                   WELLS REAL ESTATE INVESTMENT TRUST, INC.


                   UNAUDITED PRO FORMA FINANCIAL STATEMENTS

The following unaudited pro forma balance sheet as of June 30, 1999 has been prepared to give effect to the acquisition of the Sprint Building and Johnson Matthey Building by the Wells Fund XI-Fund XII-REIT Joint Venture (a joint venture between the Wells Operating Partnership, L.P., Wells Real Estate Fund XI, L.P., and Wells Real Estate Fund XII, L.P.) as if each acquisition occurred as of June 30, 1999. The following unaudited pro forma statements of income have been prepared to give effect to the acquisition of the Sprint Building and Johnson Matthey Building by the Wells Fund XI-Fund XII-REIT Joint Venture as if each acquisition occurred on January 1, 1998.

Wells Operating Partnership, L.P. is a Delaware limited partnership that was organized to own and operate properties on behalf of the Wells Real Estate Investment Trust, Inc. Wells Real Estate Investment Trust, Inc. is the general partner of the Wells Operating Partnership, L.P.

These unaudited pro forma financial statements are prepared for informational purposes only and are not necessarily indicative of future results or of actual results that would have been achieved had the acquisition been consummated at the beginning of the period presented.

                   WELLS REAL ESTATE INVESTMENT TRUST, INC.


                            PRO FORMA BALANCE SHEET

                                 JUNE 30, 1999

                                  (Unaudited)



                                                              ASSETS
                                                                   Wells Real       Pro Forma Adjustments
                                                                                -----------------------------
                                                                     Estate                        Johnson           Pro
                                                                   Investment     Sprint           Matthey          Forma
                                                                   Trust, Inc.   Building          Building         Total
                                                                   -----------  -----------       -----------     -----------
REAL ESTATE, at cost:
 Land                                                               $ 6,787,902  $         0       $         0     $ 6,787,902
 Building and improvements, less accumulated depreciation of
  $612,243                                                           34,483,001            0                 0      34,483,001
                                                                    -----------  -----------       -----------     -----------

      Total real estate                                              41,270,903            0                 0      41,270,903

INVESTMENTS IN JOINT VENTURES                                        15,143,866    5,777,321 (a)     3,183,025(a)   24,104,212

DUE TO AFFILIATES                                                       297,953            0                 0         297,953

CASH AND CASH EQUIVALENTS                                            19,449,957   (5,546,210)(b)    (3,055,694)(b)  10,848,053

DEFERRED PROJECT COSTS                                                  949,252     (231,111)(c)      (127,331)(c)     590,810

DEFERRED OFFERING COSTS                                                 529,524            0                 0         529,524

PREPAID EXPENSES AND OTHER ASSETS                                     1,594,178            0                 0       1,594,178
                                                                    -----------  -----------       -----------     -----------
      Total assets                                                  $79,235,633  $         0       $         0     $79,235,633
                                                                    ===========  ===========       ===========     ===========

                                               LIABILITIES AND SHAREHOLDERS' EQUITY

ACCOUNTS PAYABLE                                                    $   321,444  $         0       $         0     $   321,444

NOTES PAYABLE                                                         9,918,935            0                 0       9,918,935

DUE TO AFFILIATES                                                       614,274            0                 0         614,274

DIVIDENDS PAYABLE                                                     1,119,829            0                 0       1,119,829

MINORITY INTEREST OF UNIT HOLDER IN OPERATING PARTNERSHIP               200,000            0                 0         200,000
                                                                    -----------  -----------       -----------     -----------
      Total liabilities                                              12,174,482            0                 0      12,174,482
                                                                    -----------  -----------       -----------     -----------
COMMON SHARES, $.01 par value; 40,000,000 shares authorized,
 7,770,581 shares issued and outstanding                                 77,706            0                 0          77,706

ADDITIONAL PAID-IN CAPITAL                                           65,653,998            0                 0      65,653,998

RETAINED EARNINGS                                                     1,329,447            0                 0       1,329,447
                                                                    -----------  -----------       -----------     -----------
      Total shareholders' equity                                     67,061,151            0                 0      67,061,151
                                                                    -----------  -----------       -----------     -----------
      Total liabilities and shareholders' equity                    $79,235,633  $         0       $         0     $79,235,633
                                                                    ===========  ===========       ===========     ===========

          (a) Reflects Wells Real Estate Investment Trust Inc.'s contribution to the Wells Fund XI-Fund XII-REIT Joint Venture.

          (b) Reflects Wells Real Estate Investment Trust Inc.'s portion of the purchase price.

          (c) Reflects deferred project costs contributed to the Wells Fund XI-Fund XII-REIT Joint Venture.

                   WELLS REAL ESTATE INVESTMENT TRUST, INC.

                         PRO FORMA STATEMENT OF INCOME

                     FOR THE YEAR ENDING DECEMBER 31, 1998

                                  (Unaudited)

                                                                  Wells Real         Pro Forma Adjustments
                                                                                   -------------------------
                                                                    Estate                         Johnson          Pro
                                                                  Investment         Sprint        Matthey         Forma
                                                                  Trust, Inc.       Building       Building        Total
                                                                  ----------       ----------     ----------     ----------
REVENUES:
 Rental income                                                    $   20,994       $        0     $        0     $   20,994
 Equity in income of joint ventures                                  263,315          372,320(a)     223,708(a)     859,343
 Interest income                                                     110,869                0              0        110,869
                                                                  ----------       ----------     ----------     ----------
                                                                     395,178          372,320        223,708        991,206
                                                                  ----------       ----------     ----------     ----------
EXPENSES:
 Operating costs, net of reimbursements                               11,033                0              0         11,033
 General and administrative                                           29,943                0              0         29,943
 Legal and accounting                                                 19,552                0              0         19,552
 Computer costs                                                          616                0              0            616
                                                                  ----------       ----------     ----------     ----------
                                                                      61,144                0              0         61,144
                                                                  ----------       ----------     ----------     ----------
NET INCOME                                                        $  334,034       $  372,320     $  223,708     $  930,062
                                                                  ==========       ==========     ==========     ==========

EARNINGS PER SHARE (BASIC AND DILUTED)                            $     0.40       $     0.45     $     0.27     $     1.12
                                                                  ==========       ==========     ==========     ==========


       (a) Reflects Wells Real Estate Investment Trust Inc.'s equity in income of the Wells Fund XI-Fund XII-REIT Joint Venture related to the Sprint Building and Johnson Matthey Building. The pro forma adjustments result from rental revenues less operating expenses, management fees, and depreciation.

                   WELLS REAL ESTATE INVESTMENT TRUST, INC.


                         PRO FORMA STATEMENT OF INCOME

                 FOR THE SIX-MONTH PERIOD ENDING JUNE 30, 1999

                                  (Unaudited)

                                                                  Wells Real         Pro Forma Adjustments
                                                                                   -------------------------
                                                                    Estate                         Johnson          Pro
                                                                  Investment         Sprint        Matthey         Forma
                                                                  Trust, Inc.       Building       Building        Total
                                                                  ----------       ----------     ----------     ----------
REVENUES:
 Rental income                                                    $1,579,014       $        0     $        0     $1,579,014
 Equity in income of joint ventures                                  398,178          173,969 (a)    124,807 (a)    696,954
 Interest income                                                     215,746                0              0        215,746
                                                                  ----------       ----------     ----------     ----------
                                                                   2,192,938          173,969        124,807      2,491,714
                                                                  ----------       ----------     ----------     ----------
EXPENSES:
 Operating costs, net of reimbursements                              370,744                0              0        370,744
 Management and leasing fees                                          82,085                0              0         82,085
 Depreciation                                                        612,243                0              0        612,243
 Administrative costs                                                 69,940                0              0         69,940
 Legal and accounting                                                 56,450                0              0         56,450
 Computer costs                                                        6,063                0              0          6,063
                                                                  ----------       ----------     ----------     ----------
                                                                   1,197,525                0              0      1,197,525
                                                                  ----------       ----------     ----------     ----------
NET INCOME                                                        $  995,413       $  173,969     $  124,807     $1,294,189
                                                                  ==========       ==========     ==========     ==========
EARNINGS PER SHARE (BASIC AND DILUTED)                            $     0.19       $     0.03     $     0.02     $     0.24
                                                                  ==========       ==========     ==========     ==========

       (a) Reflects Wells Real Estate Investment Trust, Inc.'s equity in income of the Wells Fund XI-Fund XII-REIT Joint Venture related to the Sprint Building and Johnson Matthey Building. The pro forma adjustments result from rental revenues less operating expenses, management fees, and depreciation.

BC Pro Forma 06/30/99